Exhibit 4.2
DESCRIPTION OF THE REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934

COMMON STOCK

The following description of Comerica Incorporated's Common Stock is a summary and does not purport to be complete. It is subject to and qualified in its entirety by reference to Comerica's Restated Certificate of Incorporation, as amended (the "Certificate of Incorporation") and Amended and Restated Bylaws (the “Bylaws”), each of which are incorporated by reference as an exhibit to the Annual Report on Form 10-K of which this Exhibit 4.2 is a part. We encourage you to read the Articles of Incorporation, the Bylaws and the applicable provisions of Delaware General Corporation Law for additional information.

Authorized Capital Stock

Comerica’s authorized capital stock consists of 325,000,000 shares of common stock, par value $5.00 per share ("Common Stock"), and 10,000,000 shares of preferred stock, without par value. As of December 31, 2021, Comerica has issued 4,000 shares of preferred stock as 5.625% Fixed-Rate Reset Non-Cumulative Perpetual Preferred Stock, Series A (the "Series A preferred stock").

Dividend Rights

Subject to applicable regulatory requirements, holders of Common Stock are entitled to receive dividends when, as and if declared by the Comerica board of directors out of any funds legally available for dividends. Comerica pays dividends on Common Stock only if it has paid or provided for all dividends on any outstanding class or series of Comerica preferred stock (including the Series A preferred stock and any other class or series of Comerica preferred stock that it may authorize in the future), and, in the case of any cumulative Comerica preferred stock, all prior periods.

Liquidation Rights

Holders of Common Stock are also entitled, upon the liquidation of Comerica, and after claims of creditors and preferences of Comerica preferred stock, and any other class or series of Comerica preferred stock outstanding at the time of liquidation, to receive pro rata the net assets of Comerica.

Voting Rights

Holders of Common Stock are entitled to one vote for each share that they hold and are vested with all of the voting power except as the Comerica board of directors has provided, or may provide in the future, with respect to Series A preferred stock or any other class or series of Comerica preferred stock that it may authorize in the future. Common Stock does not have cumulative voting rights. In an election of directors where the number of nominees does not exceed the number of directors to be elected, each director must receive the vote of the majority of the votes cast with respect to that director. If a director does not receive the vote of the majority of the votes cast and no successor has been elected at such meeting, the director will promptly tender his or her resignation to the Board.

Applicable Anti-Takeover Law

Delaware General Corporation Law section 203 prohibits a Delaware corporation from engaging in a “business combination” (as defined in the Delaware General Corporation Law) with a person owning 15% or more of a corporation’s voting stock for three years following the time that person becomes a 15% stockholder, with certain exceptions. Comerica has not opted out of § 203 and is therefore governed by the default terms of this provision of the Delaware General Corporation Law.

The Change in Bank Control Act of 1978, as amended, prohibits a person or group of persons from acquiring “control” of a bank holding company unless the Federal Reserve Board has been notified and has not objected to the transaction. Under a rebuttable presumption established by the Federal Reserve Board, the acquisition of 10% or more of a class of voting stock of a bank holding company with a class of securities registered under Section 12 of the Exchange Act, such as Comerica, would, under the circumstances set forth in the presumption, constitute acquisition of control of the bank holding company.

In addition, a company is required to obtain the approval of the Federal Reserve Board under the Bank Holding Company Act of 1956 before acquiring 25% (5% in the case of an acquiror that is a bank holding company) or more of any class of outstanding voting stock of a bank holding company, or otherwise obtaining control or a “controlling influence” over that bank holding company.

Listing

Common Stock is listed on the New York Stock Exchange under the symbol “CMA.”

Other Rights and Preferences

Shares of Common Stock are not redeemable and have no subscription, conversion or preemptive rights. The outstanding shares of Common Stock are fully paid and non-assessable.

The Transfer Agent and Registrar for Common Stock is Computershare, P.O. Box 505000, Louisville, KY 40233-5000.

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